March 2007	Filed pursuant to Rule 433
dated February 22, 2007 relating to
Preliminary Pricing Supplement No. 218 dated February 22, 2007 to Registration Statement No. 333-131266

Structured Investments
Opportunities in Commodities
PLUS based on the Goldman Sachs Crude Oil — Excess Return Index® due September 20, 2008
Performance Leveraged Upside SecuritiesSM Index

PLUS offer leveraged exposure to a wide variety of assets and asset classes, including equities, commodities and currencies. These investments allow investors to capture enhanced returns relative to the asset’s actual positive performance. The leverage typically applies only for a certain range of price performance. In exchange for enhanced performance in that range, investors generally forgo performance above a specified maximum return. At maturity, investors will receive an amount in cash that may be more or less than the principal amount based upon the closing value of the asset at maturity.

S U M M A R Y T E R M S
Issuer:	Morgan Stanley
Aggregate principal amount:	$
Stated principal amount:	$10 per PLUS
Issue Price:	100% ($10 oer PLUS)
Pricing date:	March , 2007
Original issue date:	March , 2007 (5 business days after the pricing date)
Maturity date:	April 20, 2008
Underlying index:	Goldman Sachs Crude Oil — Excess Return Index®
Payment at maturity:

If final index value is greater than initial index value,
      $10 + ($10 x 300% x index percent increase)
      In no event will the payment at maturity exceed the maximum payment at maturity.
If final index value is less than or equal to initial index value,
      $10 x (final index value / initial index value)
      This amount will be less than or equal to the stated principal amount of $10.

Index percent increase:	(final index value – initial index value) / initial index value
Initial index value:	The official settlement price of the underlying index on the pricing date
Final index value:	The official settlement price of the underlying index on the index valuation date
Index valuation date:	April 10, 2008, subject to adjustment for certain market disruption events
Upside leverage factor:	300%
Maximum payment at maturity:	$12.60 to $ 12.80 (126% to 128% of the stated principal amount)
CUSIP:	617446F46
Listing:	The PLUS will not be listed on any exchange.
Agent:	Morgan Stanley & Co. Incorporated

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE PRELIMINARY PRICING SUPPLEMENT DESCRIBING THIS OFFERING, AND THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW, BEFORE YOU DECIDE TO INVEST.

Preliminary Pricing Supplement No. 218 dated February 22, 2007
 Prospectus Supplement dated January 25, 2006
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

PLUS based on the Value of
Goldman Sachs Crude Oil — Excess Return Index®

Investment Overview

Performance Leveraged Upside Securities

The PLUS based on the value of the Goldman Sachs Crude Oil – Excess Return Index® (the “PLUS”) can be used:

■	As an alternative to direct exposure to the underlying index that enhances returns for a certain range of price performance of the underlying index

■	To enhance returns and potentially outperform the underlying index in a moderately bullish scenario

■	To achieve similar levels of exposure to the underlying index as a direct investment while using fewer dollars by taking advantage of the upside leverage factor

Maturity:	13 months
Upside leverage factor:	300%
Maximum payment at maturity:	126% to 128% of the stated principal amount
Principal protection:	None

Goldman Sachs Crude Oil — Excess Return Index® Overview

The Goldman Sachs Crude Oil – Excess Return Index® is a sub-index of the Goldman Sachs Commodity Index® – Excess Return, a world production-weighted index that is designed to reflect the relative significance of certain underlying commodities in the world economy, and represents only the crude oil component of the Goldman Sachs Commodity Index® – Excess Return. The Goldman Sachs Crude Oil – Excess Return Index® was developed, and is calculated, maintained and published daily by Goldman, Sachs & Co.

Information as of market close on February 20, 2007

Bloomberg Ticker:	GSCLER
Current Index Level:	782.727
52 Weeks Ago:	1,059.472
52 Week High (on 04/21/2006):	1,207.343
52 Week Low (on 01/18/2007):	697.779

Underlying Index Historical Performance – End of Week Values
January 4, 2002 to February 16, 2007

March 2007	Page 2

PLUS based on the Value of
Goldman Sachs Crude Oil — Excess Return Index®

Key Investment Rationale

This 13 month investment offers 300% leveraged upside, subject to a maximum payment at maturity of 126% to 128%.

Investors can use the PLUS to triple returns up to the maximum payment at maturity, while maintaining similar risk as a direct investment in the underlying index.

Leverage	The PLUS offer investors an opportunity to capture enhanced returns relative to a direct investment in the
Performance	underlying index within a certain range of price performance.

Best Case Scenario	The underlying index increases in value and, at maturity, the PLUS redeem for the maximum payment at maturity, 126% to 128%.

Worst Case Scenario	The underlying index declines in value and, at maturity, the PLUS redeem for less than the stated principal amount by an amount proportional to the decline.

Summary of Selected Key Risks (see page 8)

■	No guaranteed return of principal.

■	No interest payments.

■	Appreciation potential is limited by the maximum payment at maturity.

■

The PLUS will not be listed on any exchange, secondary trading may be limited, and the inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.

■	The market price of the PLUS will be influenced by many unpredictable factors, including the value and volatility of the underlying index and crude oil.

■	An investment in the PLUS could expose you to concentrated risk in the energy sector.

■	Adjustments to the underlying index by the underlying index publisher could adversely affect the value of the PLUS.

■	The U.S. federal income tax consequences of an investment in the PLUS are uncertain.

■	Economic interests of the calculation agent may be potentially adverse to investors

■	Credit risk to Morgan Stanley whose credit rating is currently Aa3/A+.

March 2007	Page 3

PLUS based on the Value of
Goldman Sachs Crude Oil — Excess Return Index®

Fact Sheet

The PLUS offered are senior unsecured obligations of Morgan Stanley, will pay no interest, do not guarantee any return of principal at maturity and have the terms described in the preliminary pricing supplement, the prospectus supplement and the prospectus. At maturity, investors will receive for each $10 stated principal amount of PLUS that the investor holds, an amount in cash that may be more or less than the stated principal amount based upon the closing value of the underlying index at maturity. The PLUS are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.

Expected Key Dates
Pricing date:	Original issue date (settlement date):	Maturity date:
March , 2007	March , 2007 (5 business days after the pricing date)	April 20, 2008
Key Terms
Issuer:	Morgan Stanley
Underlying index:	Goldman Sachs Crude Oil – Excess Return Index®
Underlying index publisher:	Goldman Sachs and Co.
Issue price:	100% ($10 per PLUS)
The PLUS will be issued at $10 per PLUS and the agent’s commissions will be $0.15 per PLUS; provided that the price to public and the agent's commissions for any single transaction to purchase between $1,000,000 to $2,999,999 principal amount of PLUS will be $9.975 per PLUS and $0.125 per PLUS, respectively; for any single transaction to purchase between $3,000,000 to $4,999,999 principal amount of PLUS will be $9.9625 per PLUS and $0.1125 per PLUS, respectively; and for any single transaction to purchase $5,000,000 or more principal amount of PLUS will be $9.95 per PLUS and $0.10 per PLUS, respectively. Selling concessions allowed to dealers in connection with this offering may be reclaimed by the agent, if, within 30 days of this offering, the agent repurchases the PLUS distributed by such dealers.
Aggregate principal amount:	$
Stated principal amount:	$10 per PLUS
Denominations:	$10 per PLUS and integral multiples thereof
Interest:	None
Payment at maturity:	If final index value is greater than initial index value,
$10 + leveraged upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
If final index value is less than or equal to initial index value,
$10 x index performance factor
This amount will be less than or equal to the stated principal amount of $10.
Leveraged upside payment:	$10 x upside leverage factor x index percent increase
Upside leverage factor:	300%
Index percent increase:	(final index value – initial index value) / initial index value
Initial index value:	The official settlement price of the underlying index on the pricing date.
Final index value:	The official settlement price of the underlying index on the index valuation date as published on Reuters page “GSCR” or any successor page.
Index valuation date:	April 10, 2008, subject to adjustment for certain market disruption events.
Index performance factor:	(final index value / initial index value)
Maximum payment at maturity:	$12.60 to $12.80 (126% to 128% of the stated principal amount)
Risk factors:	Please see “Risk Factors” on page 8.

March 2007	Page 4

PLUS based on the Value of
Goldman Sachs Crude Oil — Excess Return Index®

General Information
Listing:	The PLUS will not be listed on any exchange. Therefore, there may be little or no secondary market for the PLUS and you should be willing to hold the PLUS to maturity.
CUSIP:	617446F46
Minimum ticketing size:	100 PLUS
Tax considerations:	You should note that the discussion under “United States Federal Taxation” in the accompanying prospectus supplement does not apply to the PLUS offered under these preliminary terms and is superseded by the following discussion. Although the issuer believes the PLUS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes, there is uncertainty regarding the U.S. federal income tax consequences of an investment in the PLUS. Assuming this characterization of the PLUS is respected, the following U.S. federal income tax consequences should result:
A U.S. Holder should not be required to recognize taxable income over the term of the PLUS prior to maturity, other than pursuant to a sale or exchange; and

  Upon sale, exchange or settlement of the PLUS at maturity, a U.S. Holder should recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the PLUS. Such gain or loss should be long-term capital gain or loss if the investor has held the PLUS for more than one year.

Please read the discussion under “Risk Factors \ Structure Specific Risk Factors” in these preliminary terms concerning the U.S. federal income tax consequences of investing in the PLUS.

Trustee:	The Bank of New York (as successor trustee to JPMorgan Chase Bank, N.A.)
Calculation agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”)
Use of proceeds and hedging:	The net proceeds we receive from the sale of the PLUS will be used for general corporate purposes and, in part, in connection with hedging our obligations under the PLUS through one or more of our subsidiaries. On or prior to the pricing date, we, through our subsidiaries or others, will hedge our anticipated exposure in connection with the PLUS by taking positions in swaps or futures contracts on the underlying index or on the commodity contracts underlying the underlying index. Such purchase activity could increase the value of the underlying index, and therefore the value at which the underlying index must close on the index valuation date before investors would receive at maturity a payment that exceeds the principal amount of the PLUS. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the prospectus supplement for PLUS.
ERISA:	See “ERISA” in the prospectus supplement for PLUS.
Contact:	You may contact your local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York, 10036 (telephone number (866) 477-4776 / (914) 225-7000).

This offering summary represents a summary of the terms and conditions of the PLUS. We encourage you to read the preliminary pricing supplement, the prospectus supplement and the prospectus for this offering.

March 2007	Page 5

PLUS based on the Value of
Goldman Sachs Crude Oil — Excess Return Index®

How PLUS Work

The payoff diagram below illustrates the payment at maturity on the PLUS based on the following terms:

Stated principal amount:	$10
Upside leverage factor:	300%
Hypothetical maximum payment at maturity: $12.70 (127% of the stated principal amount)

PLUS Payoff Diagram

The Index Value
The PLUS
$12.70 Maximum Payment at Maturity
PLUS Zone
$10.00 Stated principal amount
Payment at Maturity on the PLUS
$14.00
$13.50
$13.00
$12.50
$12.00
$11.50
$11.00
$10.50
$10.00
$9.50
$9.00
$8.50
$8.00
-20%
-15%
-10%
-5%
0%
5%
10%
15%
20%
25%
30%
35%
9%
27%
Percentage Change in Index Value

■	If the final index value is greater than the initial index value, investors will receive the $10 stated principal amount plus 300% of the appreciation of the underlying index over the term of the PLUS, subject to the maximum payment at maturity. In the payoff diagram, investors will realize the hypothetical maximum payment at maturity at a final index value of 109% of the initial index value. Based on the actual and hypothetical terms above:

	–	If the underlying index appreciates 5%, investors would receive a 15% return, or $11.50.

	–	If the underlying index appreciates 27% (or more), investors will receive only the hypothetical maximum payment at maturity of 127% of the stated principal amount, or $12.70.

■

If the final index value is less than or equal to the initial index value, investors will receive an amount that is less than or equal to the $10 stated principal amount, based on a 1% loss of principal for each 1% decline in the underlying index.

	–	If the underlying index depreciates 10%, investors would lose 10% of their principal and receive only $9 at maturity, or 90% of the stated principal amount.

March 2007	Page 6

PLUS based on the Value of
Goldman Sachs Crude Oil — Excess Return Index®

Payment at Maturity

At maturity, investors will receive for each $10 stated principal amount of PLUS that they hold an amount in cash based upon the value of the underlying index, determined as follows:

If the final index value is greater than the initial index value, a payment at maturity equal to:

$10 + leveraged upside payment,

subject to a maximum payment at maturity of $12.60 to $12.80, or 126% to 128% of the stated principal amount,

where,

leveraged upside payment    =    ($10    ×    upside leverage factor    ×    index percent increase)

and

index percent increase =	final index value – initial index value initial index value

If the final index value is less than or equal to the initial index value, a payment at maturity equal to:

$10    ×    index performance factor

where,

index performance factor =	final index value initial index value

Because the index performance factor will be less than or equal to 1.0, this payment will be less than or equal to $10.

March 2007	Page 7

PLUS based on the Value of
Goldman Sachs Crude Oil — Excess Return Index®

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the securities. For further discussion of these and other risks, you should read the section entitled “Risk Factors” in the accompanying preliminary pricing supplement, prospectus supplement and prospectus. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the PLUS.

Structure Specific Risk Factors

■

PLUS do not pay interest nor guarantee return of principal. The terms of the PLUS differ from those of ordinary debt securities in that the PLUS do not pay interest nor guarantee payment of the stated principal amount at maturity. If the final index value is less than the initial index value, the payout at maturity will be an amount in cash that is less than the $10 stated principal amount of each PLUS by an amount proportionate to the decrease in the value of the underlying index.

■	Appreciation potential is limited. The appreciation potential of PLUS is limited by the maximum payment at maturity of $12.60 to $12.80, or 126% to 128% of the stated principal amount.

■	Not equivalent to investing in the underlying index. Investing in the PLUS is not equivalent to investing in the underlying index or the futures contracts that comprise the underlying index.

■

Market price of the PLUS may be influenced by many unpredictable factors. Numerous factors will influence the value of the PLUS in the secondary market and the price at which MS & Co. may be willing to purchase or sell the PLUS in the secondary market, including: the value and volatility of the underlying index, the price and volatility of the commodity underlying the underlying index, trends of supply and demand for the commodity underlying the underlying index, geopolitical conditions and economic, financial, political and regulatory or judicial events, interest and yield rates in the market, time remaining to maturity and the creditworthiness of the issuer. In addition, the commodities markets are subject to temporary distortions or other disruptions due to various factors, including lack of liquidity, participation of speculators and government intervention. As a result, the market value of the PLUS will vary and may be less than original issue price at any time prior to maturity and sale of the PLUS prior to maturity may result in a loss.

■

An investment in the PLUS could expose you to concentrated risk. The commodity underlying the underlying index is crude oil. An investment in the PLUS may therefore bear risks similar to a concentrated PLUS investment in crude oil.

■	Adjustments to the underlying index could adversely affect the value of the PLUS. Goldman, Sachs & Co., as the underlying index publisher, may add, delete or substitute the commodity constituting the underlying index or make other methodological changes that could change the value of the underlying index. The underlying index publisher may discontinue or suspend calculation or publication of the underlying index at any time. Any of these actions could adversely affect the value of the PLUS. Where the underlying index is discontinued, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the underlying index and is not precluded from considering indices that are calculated and published by the calculation agent or any of its affiliates.

■	The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase PLUS in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the PLUS, as well as the projected profit included in the cost of hedging the issuer’s obligations under the PLUS. In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

■	The U.S. federal income tax consequences of an investment in the PLUS are uncertain. Please read the discussion under “Fact Sheet — General Information — Tax Considerations” in this free writing prospectus and the discussion under “United States Federal Taxation” in the accompanying preliminary pricing supplement (the “Tax Disclosure Sections”) concerning the U.S. federal income tax consequences of investing in the PLUS. If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the PLUS, the timing and character of income on the PLUS might differ from the tax treatment described in the Tax Disclosure Sections. For example, under one possible

March 2007	Page 8

PLUS based on the Value of
Goldman Sachs Crude Oil — Excess Return Index®

characterization, U.S. Holders could be required to accrue original issue discount on the PLUS every year at a “comparable yield” determined at the time of issuance and recognize all income and gain in respect of the PLUS as ordinary income. The issuer does not plan to request a ruling from the IRS regarding the tax treatment of the PLUS, and the IRS or a court may not agree with the tax treatment described in these preliminary terms.

Other Risk Factors

■	The PLUS will not be listed. The PLUS will not be listed on any exchange. Therefore, there may be little or no secondary market for the PLUS. MS & Co. currently intends to act as a market maker for the PLUS but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the PLUS easily. Because we do not expect that other market makers will participate significantly in the secondary market for the PLUS, the price at which you may be able to trade your PLUS is likely to depend on the price, if any, at which MS & Co. is willing to transact. If at any time MS & Co. were to cease acting as a market maker, it is likely that there would be no secondary market for the PLUS.

■	Potential adverse economic interest of the calculation agent and other of our affiliates. The hedging or trading activities of the issuer’s affiliates on or prior to the pricing date and prior to maturity could adversely affect the value of the underlying index and, as a result, could decrease the amount investors may receive on the PLUS at maturity. Any of these hedging or trading activities on or prior to the pricing date could potentially affect the initial index value and, therefore, could increase the value at which the underlying index must close before investors receive a payment at maturity that exceeds the issue price of the PLUS. Additionally, such hedging or trading activities during the term of the PLUS, including on the index valuation date, could potentially affect the value of the underlying index on the index valuation date and, accordingly, the amount of cash investors will receive at maturity.

■	Issuer’s credit ratings may affect the market value. Investors are subject to the credit risk of the issuer. Any decline in the issuer’s credit ratings may affect the market value of the PLUS.

March 2007	Page 9

PLUS based on the Value of
Goldman Sachs Crude Oil — Excess Return Index®

Information about the Underlying Index

The Goldman Sachs Crude Oil – Excess Return Index®. The Goldman Sachs Crude Oil – Excess Return Index® is a sub-index of the Goldman Sachs Commodity Index® – Excess Return, a world production-weighted index that is designed to reflect the relative significance of certain underlying commodities in the world economy, and represents only the crude oil component of the Goldman Sachs Commodity Index® – Excess Return. The Goldman Sachs Crude Oil – Excess Return Index® was developed, and is calculated, maintained and published daily by Goldman, Sachs & Co.

License Agreement between Goldman, Sachs & Co. and Morgan Stanley. “Goldman Sachs Crude Oil – Excess Return Index®” and “Goldman Sachs Commodity Index® – Excess Return” are service marks of Goldman Sachs & Co., and have been licensed for use by Morgan Stanley. See “Description of Securities—License Agreement between GS& Co. and Morgan Stanley” in the accompanying preliminary pricing supplement.

Historical Information

The following table sets forth the published high and low daily official settlement prices, as well as end-of-quarter daily official settlement prices of the underlying index for each quarter in the period from January 1, 2002 through February 20, 2007. The closing value of the underlying index on February 20, 2007 was 782.727. We obtained the information in the table below from Bloomberg Financial Markets, without independent verification. The historical values of the underlying index should not be taken as an indication of future performance, and no assurance can be given as to the level of the underlying index on the index valuation date.

Underlying Index	High	Low	Period End
2002
First Quarter	403.02	294.54	403.02
Second Quarter	443.21	360.14	414.76
Third Quarter	482.84	402.56	477.82
Fourth Quarter	524.93	392.65	500.54
2003
First Quarter	636.59	469.17	541.17
Second Quarter	590.76	458.22	574.15
Third Quarter	621.17	518.97	559.81
Fourth Quarter	655.42	544.87	631.54
2004
First Quarter	772.20	631.54	734.02
Second Quarter	883.91	703.44	769.88
Third Quarter	1,043.39	797.72	1,037.96
Fourth Quarter	1,162.03	857.52	901.73
2005
First Quarter	1,156.81	874.13	1,115.33
Second Quarter	1,152.98	924.38	1,049.70
Third Quarter	1,256.31	1,044.60	1,178.87
Fourth Quarter	1,165.17	995.37	1,058.48
2006
First Quarter	1,175.31	1,000.54	1,091.96
Second Quarter	1,207.34	1,078.60	1,150.83
Third Quarter	1,204.55	895.09	929.98
Fourth Quarter	902.19	816.50	837.85
2007
First Quarter (through February 20, 2007)	806.85	697.78	782.73

March 2007	Page 10